SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

TOKYO KYUKO DENTETSU KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU CORPORATION
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masanori Tanaka
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of a press release made in Japan, Tokyu Corporation's home jurisdiction, on September 26, 2003 (Tokyo). A copy of this translation is also available on Tokyu Corporation's website at http://www.tokyu.co.jp/contents_index/guide/news_fram.html. Attached as Attachment II is a copy of a press release issued in the United States on September 26, 2003 which summarizes the Japanese press release and includes information regarding how a copy of the full English translation of the Japanese press release may be obtained.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Tokyu Corporation and Tokyu Tourist Corporation jointly submitted notice in Japanese to the Tokyo Stock Exchange on September 26, 2003 (Tokyo) in the same form as the Japanese press release referenced in Part I, an English translation of which is attached as Attachment I.

PART III
CONSENT TO SERVICE OF PROCESS

Filed concurrently with this Form CB is a Form F-X appointing an agent for service of process.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masahiro Umehara

(Signature)

Masahiro Umehara
Senior Manager
Financing, Accounting and Group Strategy Headquarters

(Name and Title)

September 26, 2003

(Date)

Attachment I

September 26, 2003

TOKYU CORPORATION
Representative: Kiyofumi Kamijo,
President & Representative Director
(Code No.9005, Tokyo Stock Exchange First Section)

Tokyu Tourist Corporation
Representative: Norihiko Nomizo,
President & Representative Director
(Code No.9727, Tokyo Stock Exchange First Section)

Tokyu Tourist Corporation to become a wholly-owned subsidiary through share exchange

The Boards of Directors of Tokyu Corporation (hereinafter referred to as "Tokyu") and Tokyu Tourist Corporation (hereinafter referred to as "Tokyu Tourist"), at meetings held on September 26, 2003, resolved to privatize Tokyu Tourist as a wholly owned subsidiary of Tokyu through a share exchange, and the two companies signed a share exchange agreement accordingly.

Subject to approval at an extraordinary general meeting of shareholders of Tokyu Tourist scheduled for November 27, 2003, the share exchange is scheduled to take place on January 1, 2004. In accordance with the provisions of Article 358 (Simplified Share Exchange) of the Commercial Code of Japan, Tokyu Corporation will not seek approval for the transaction at a general shareholders meeting.

Transaction details

1. Purposes of making Tokyu Tourist a wholly owned subsidiary through share exchange

Tokyu formulated its Tokyu Group Management Policy in April 2000 and has up to the present time pursued a comprehensive reorganization of its group operational structure through a policy of "selection and concentration", revising its group management structure while pursuing a growth structure focused on developing businesses along and around its railway lines. In addition, in order to ensure implementation of Group business policies and a shift to a consolidated management of the group, Tokyu formulated its two-year medium-term business plan in March 2003.

Tokyu Tourist was established to develop the travel and the dining and lodging business of the Tokyu Group nationwide as one of the pillars of the Group's tourism and leisure business, and became one of the major companies in the tourism industry spreading the Tokyu brand name throughout Japan. However, factors such as a shift from group to individual travel, the development of IT leading to consumers bypassing travel agents, stiffer competition in the industry and the accompanying lower profitability, along with weak demand in recent years as a result of terrorism overseas and other issues, have led to lower sales revenue. In recent years Tokyu Tourist has incurred continued operating losses, has integrated and closed unprofitable outlets, made staff and other cost cuts, spun-off companies to focus on areas of strength and has moved to raise business efficiency through a series of business reform plans; Tokyu has also supported Tokyu Tourist through purchases of newly issued shares and other measures.

As the value of maintaining a stock exchange listing for Tokyu Tourist has declined, Tokyu and Tokyu Tourist have resolved that it is appropriate that Tokyu Tourist become a wholly-owned subsidiary of Tokyu for the following purposes:

1. To invest management resources in Tokyu Tourist's high competence business areas and increase business efficiency to remain competitive in the tourism industry.
2. To reorganize Tokyu Tourist's sales and marketing network and deepen its business relationships both within and outside the Tokyu Group to enhance the Group performance.
3. To permit Tokyu to take a leading role in ensuring quick management decision-making and implementing effective capital policy to accomplish reform plans.

In the future, the business of Tokyu Tourist will be restructured in line with the Tokyu Group's business implementation policy of "selection and concentration". In particular, in pursuit of expanded income from the Group's travel, hotel and resort businesses a management structure will be established to respond flexibly and proactively to changes in the business environment. At the same time, through restructuring and efficient use of Tokyu Tourist's network, Tokyu will develop the strengths of Tokyu Tourist through business tie-ups with Group and other companies in the Group's core business areas, mainly along its railway lines and in Greater Tokyo. Through such avenues, Tokyu aims to expand the corporate value of the Tokyu Group.

2. Terms and conditions of share exchange

(1) Schedule for share exchange

September 26, 2003	Approval of the share exchange agreement by the board of directors of both companies.
September 26, 2003	Execution of the Share Exchange Agreement
November 27, 2003 (tentative)	Extraordinary general meeting of the shareholders of Tokyu Tourist (approval of the Share Exchange Agreement)
January 1, 2004 (tentative)	Date of Share exchange

(2) Share exchange ratio

Name of company	TOKYU (Wholly owning parent company)	Tokyu Tourist (Wholly owned subsidiary)
Share exchange ratio	1	0.16

Notes:

1. Share exchange ratio

0.16 common shares of Tokyu stock will be exchanged for each common share of Tokyu Tourist stock and distributed to each existing shareholder of Tokyu Tourist (however there will be no allocation and exchange in respect of 28,053,695 common shares or 16,700,000 "deferred shares" (common shares with subordinated dividend rights) of Tokyu Tourist already owned by Tokyu).

2. Basis of calculation of share exchange ratio

Tokyu had the share exchange ratio calculated by KPMG Corporate Finance K.K., and Tokyu Tourist by Deloitte Tohmatsu Corporate Finance Co., Ltd. Taking the results of those calculations into consideration, Tokyu and Tokyu Tourist determined and agreed upon the above ratio.

3. Results, methods, and bases of calculation by third parties

KPMG Corporate Finance K.K. calculated the assumed value of the shareholders' equity of each company by using a composite of the market value method, discounted cash flow (DCF) method, the adjusted present value method, and the adjusted book value method, and computed the share exchange ratio accordingly.

Deloitte Tohmatsu Corporate Finance Co., Ltd. calculated the share exchange ratio by using a composite of the market value method, the comparable company method, and the DCF method.

4. Number of new shares to be issued pursuant to share exchange

Tokyu will exchange shares using 3,589,954 treasury shares, and therefore no new shares will be issued.

(3) Cash consideration for share exchange

No cash consideration will be distributed in connection with the share exchange.

3. Outline of the parties involved in the share exchange

Data for Tokyu as of March 31, 2003; for Tokyu Tourist as of June 30, 2003.

(1) Trade name	Tokyu (Parent company)	Tokyu Tourist (Wholly owned subsidiary)
(2) Line of business	Railroad business, and real estate business	Tourism-related business, commodity retail business, restaurant business, and real estate business
(3) Date of incorporation	September 2, 1922	January 31, 1956
(4) Headquarters (registered office)	5-6 Nanpeidai-cho, Shibuya-ku, Tokyo	3-8-1 Higashiyama, Meguro-ku, Tokyo
(5) Name of representative	Kiyofumi Kamijo President and Representative Director	Norihiko Nomizo President and Representative Director
(6) Capital	108,819 million yen	6,063 million yen
(7) Number of issued and outstanding shares (rounded down to nearest thousand)	1,140,970 thousand shares	67,190 thousand shares (of which deferred shares constitute 16,700 thousand)

(8) Shareholders' equity	273,182 million yen	1,266 million yen
(9) Total assets	1,616,202 million yen	23,543 million yen
(10) Fiscal year end	March 31	December 31
(11) Number of employees	3,744	1,674
(12) Names and shareholdings of major shareholders (%)	The Dai-Ichi Mutual Life Insurance Co. 7.23% Nippon Life Insurance Co. 6.89% Mizuho Corporate Bank, Ltd. 3.58% The Chuo Mitsui Trust and Banking Co., Ltd. 3.30% The Master Trust Bank of Japan, Ltd. (Trust accounts) 3.25%	Tokyu Corporation 66.61% (of which deferred shares constitute 24.85%) Nippon Life Insurance Co. 2.05% Tokyu Logistic Co., Ltd. 1.60% Tokyo Tsuun Co., Ltd. 1.53 % The Tokio Marine and Fire Insurance Co., Ltd. 1.49%
(13) Correspondent banks	Bank of Tokyo-Mitsubishi, Ltd. The Chuo Mitsui Trust & Banking Co., Ltd. and others	Resona Bank, Ltd. Bank of Tokyo-Mitsubishi, Ltd. and others
(14) Capital Relationships between parties	Tokyu holds 66.61% of all issued and outstanding Tokyu Tourist shares (common shares 41.76%, deferred shares 24.85%).	

4. Business performance for the last three fiscal years

(millions of yen)	**Tokyu** (Wholly owning parent company)			**Tokyu Tourist** (Wholly owned subsidiary)		
Fiscal Years ended:	March 2001	March 2002	March 2003	December 2000	December 2001	December 2002
Revenue from operations	292,499	301,959	297,845	30,980	28,425	26,831
Operating income	46,333	42,196	49,749	(185)	(1,645)	183
Recurring profit	18,443	17,473	30,544	129	(1,376)	258
Net income	6,997	7,656	6,950	27	(1,105)	(96)
Net income per share (yen)	6.37	6.86	6.07	0.48	(19.51)	(1.67)
Annual dividend per share (yen)	5.00	5.00	5.00	-	-	-
Shareholders' equity per share (yen)	226.55	229.19	239.64	26.11	4.87	6.37

5. Future outlook after the share exchange

(1) Trade name, line of business, headquarters location, and corporate representative

There will be no change in the trade name, line of business, headquarters location, or corporate representative of either company from the corresponding entries found above in "3. Outline of the parties involved in the share exchange."

(2) Amount of capital of Tokyu

Tokyu's capital will not increase as a result of the share exchange.

(3) Effects on business performance

Because Tokyu Tourist is currently a consolidated subsidiary of Tokyu, the share exchange and conversion to a wholly-owned subsidiary will not affect the consolidated performance of Tokyu in the current fiscal year. In the future, as a wholly-owned subsidiary, the business of Tokyu Tourist will be restructured, management efficiency raised and the efficiency of Tokyu Tourist's network will be rapidly improved; this can be expected to result in an improvement to Tokyu's consolidated business results.

Contact Names

Tel: +81-3-3477-6086	Yasuda and Shinbori	Public Relations Division	Tokyu Corporation
Tel: +81-3-3477-6168	Kashiwazaki and Matsumoto	Accounting, Group Strategy & IR Division Finance, Accounting & Group Strategy Headquarters	
Tel: +81-3-5704-3750	Mizuno	General Affairs Department	Tokyu Tourist Corporation
Tel: +81-3-5704-3746	Morii	Accounting Department	

Attachment II

For Immediate Release

Press Release

Tokyo, Japan, September 26, 2003--Notice of Tokyu Tourist Corporation Becoming a Wholly-Owned Subsidiary of Tokyu Corporation through a Share Exchange. The Boards of Directors of Tokyu Corporation (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Kiyofumi Kamijo) and Tokyu Tourist Corporation (Headquarters: Meguro-ku, Tokyo; President and Representative Director: Norihiko Nomizo) resolved in meetings both held on September 26, 2003 to privatize Tokyu Tourist as a wholly-owned subsidiary of Tokyu through a share exchange. Accordingly, the two companies executed a Share Exchange Agreement on the same date for such purpose. The share exchange will be subject to shareholder approval at an extraordinary general meeting of shareholders of Tokyu Tourist scheduled for November 27, 2003. Tokyu is not required to seek approval for the transaction from its shareholders. The share exchange is scheduled to take place on January 1, 2004. Subject to provisions set forth in the Share Exchange Agreement, 0.16 shares of Tokyu stock will be exchanged for each share of Tokyu Tourist stock and distributed to each existing shareholder of Tokyu Tourist (excluding Tokyu).

Tokyu Tourist was established to develop the travel and the dining and lodging business of the Tokyu Group nationwide as one of the pillars of the Group's tourism and leisure business, and became one of the major companies in the tourism industry spreading the Tokyu brand name throughout Japan. However, factors such as a shift from group to individual travel, the development of IT leading to consumers bypassing travel agents, stiffer competition in the industry and the accompanying lower profitability, along with weak demand in recent years as a result of terrorism overseas and other issues, have led to lower sales revenue. In recent years Tokyu Tourist has incurred continued operating losses, has integrated and closed unprofitable outlets, made staff and other cost cuts, spun-off companies to focus on areas of strength and has moved to raise business efficiency through a series of business reform plans; Tokyu has also supported Tokyu Tourist through purchases of newly issued shares and other measures.

As the value of maintaining a stock exchange listing for Tokyu Tourist has declined, Tokyu and Tokyu Tourist have resolved that it is appropriate that Tokyu Tourist become a wholly-owned subsidiary of Tokyu for the following purposes: (1) to invest management resources in Tokyu Tourist's high competence business area and increase business efficiency to remain competitive in the tourism industry, (2) to reorganize Tokyu Tourist's sales and marketing network and deepen its business relationships both within and outside the Tokyu Group to enhance the Group performance, and (3) to permit Tokyu to take a leading role in ensuring quick management decision-making and implementing effective capital policy to accomplish reform plans.

In the future, the business of Tokyu Tourist will be restructured in line with the Tokyu Group's business implementation policy of "selection and concentration". In particular, in pursuit of expanded income from the Group's travel, hotel and resort businesses a management structure will be established to respond flexibly and proactively to changes in the business environment. At the same time, through restructuring and efficient use of Tokyu Tourist's network, Tokyu will develop the strengths of Tokyu Tourist through business tie-ups with the Group and other companies in the Group's core business areas, mainly along its railway lines and in Greater Tokyo. Through such avenues, Tokyu aims to expand the corporate value of the Tokyu Group.

If any shareholder of Tokyu or Tokyu Tourist would like a complete English translation of the press release issued in Japan, it is available on Tokyu Corporation's website at http://www.tokyu.co.jp/contents_index/guide/news_fram.html or a copy may be obtained by requesting one directly via international post at the following address: Tokyu Corporation, Attn: Masanori Tanaka, 5-6 Nampeidai-cho, Shibuya-ku, Tokyu 150-8511, Japan, Tel: 81-3-3477-9603.

This press release relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.